EX-99-1: Management Discussion of Business Progress

iVALT, Inc.
Year ended December 31, 2025

OVERVIEW:

iVALT continues to make progress to advance from development stage to the commercialization of products and solutions that meet the evolving challenges of cybersecurity in the age of agentic AI. The Company believes that there is a very large and rapidly growing market for standalone and integrated versions of products based on iVALT technology.

PRODUCT DEVELOPMENT:

iVALT has developed three products which address key vertical markets that it plans to introduce during 2026. These are:
1) DocuID
2) OnDemandID
3) Universal Biometric ID

Each of these products is based upon iVALT's patented technology platform. In each case, the Company has the ability to launch standalone licensable products as well as the ability to integrate its solutions into existing product platforms. iVALT is actively establishing potential end customers and strategic partners as a way to access the market. See EX-99.5 – Product Brochure for more details.

EXPANDED ADVISORY BOARD:

The Company has recruited a very capable advisory board consisting of highly qualified experts from the technological community. These experts actively assist iVALT in establishing credibility and contacts that it believes will result in significant business development and product enhancement opportunities. A number of key advisors joined the advisory board during 2025. See iVALT's LinkedIn page for updates.

FINANCING:

The Company raised $408,000 in notes payable during 2025. iVALT management believes that it has sufficient financial resources to fund development activities over the next year.